Exhibit 4.1

October 17, 2005

Mr. Thomas O. Miller

UNOVA, Inc.

6001 36th Avenue West

Everett, WA 98203

Re:  Employment Agreement

Dear Tom:

This letter agreement (the “Agreement”) sets forth the terms and conditions on which UNOVA, Inc. (the “Company”) is willing to continue your employment and it supersedes the letter I sent to you on September 21, 2005.  Unless expressly stated otherwise herein, this Agreement supersedes all prior agreements, whether written or oral, between you and the Company concerning the subject matter of this Agreement.  Capitalized terms not otherwise defined in this Agreement are defined in paragraph 23 herein.

If you accept this Agreement within the time specified in paragraph 22 and if you do not exercise the revocation right granted to you in paragraph 22, the following terms and conditions will apply.  Upon your acceptance of the Agreement, we will be required to disclose material terms of the agreement in an SEC Form 8-K and to file the Agreement as an exhibit to our SEC 10-Q for the 3rd Quarter of 2005.

1.              Employment and Term of Employment

On the Effective Date, you will assume the new role of Vice President, Corporate Development for the Company.  In this capacity, you will report to me in my role as the Chief Executive Officer of the Company and you will perform the functions and duties which I assign to you.  You will remain in your new role until July 8, 2006 (the “Termination Date”).  On the Termination Date, you will retire from the Company pursuant to the terms of this Agreement.

2.              Base Salary and Bonus Opportunity

During the period from the Effective Date through the Termination Date, you will receive a base salary of $350,300 per year, less income tax withholding and other payroll deductions required by law or elected by you.  This base salary will not be increased or decreased prior to the Termination Date.

In addition to your base salary, you will be eligible for a bonus under the 2005 UNOVA annual incentive compensation plan (the “2005 AICP”) with a target of 80% of your base salary.  Your target bonus for 2005 will not be increased or decreased prior to January 1, 2006.  Since 2005 bonus awards are subject to the Company’s achievement of the performance goals set by the Compensation Committee of the Company’s Board of Directors and all other terms of the 2005 AICP, you may or may not receive any bonus for 2005 and, if any bonus is awarded to you for 2005, the amount of that bonus may be greater or less than your target bonus.  Any bonus awarded to you for 2005 will be subject to income tax withholding and other payroll deductions required by law or elected by you.

With the exception of the 2005 AICP bonus described above, you will not be eligible for any bonus under any incentive compensation plan of the Company, its subsidiaries or affiliates during the period from the Effective Date through the Termination Date.

3.              Standard Benefits

During the period from the Effective Date through the Termination Date, you will continue to participate in and receive benefits under the Company’s standard employee benefit plans and programs for its senior executives, including, without limitation, the Company’s 401(k) plan, pension plan, health, dental, vision, life and AD&D and disability insurance plans, the employee stock purchase plan and the auto allowance policy.

Following the Termination Date, you will be notified of your right to elect the continuation of certain group health plan coverage in compliance with the federal law known as “COBRA.”  If you timely elect COBRA coverage for you and/or your eligible family members, you will be solely responsible for payment of the related premiums.

We understand that you have recently completed an estate planning process with your personal advisors.  In accordance with the Company’s estate planning reimbursement policy, the Company will reimburse up to $2,500 of eligible estate planning costs you have incurred.

4.              Stock Options, Restricted Stock Units and Performance Share Units

Your outstanding vested UNOVA stock options (“SOs”), restricted UNOVA stock units (“RSUs”) and performance share units (“PSUs”) are summarized in Exhibit A to this Agreement.  Your rights with respect to these vested SOs, RSUs and PSUs are set forth in the agreements in which the Company granted them to you.

Your outstanding unvested SOs, RSUs and PSUs are summarized on Exhibit A to this Agreement.  Your rights with respect to these unvested SOs, RSUs and PSUs are set forth in the agreements in which the Company granted them to you.

During the period from the Effective Date through the Termination Date, you will not receive any new grants of SOs, RSUs, PSUs or any other form of equity incentive compensation under any incentive plan of the Company, its subsidiaries or affiliates.

5.              Special Retirement Benefit

Since you will be less than 62 years of age when you retire from the Company on the Termination Date, you will not be eligible for the benefits set forth in the Company’s Supplemental Executive Retirement Plan (the “SERP”) or the Company’s Restoration Plan (the “Restoration Plan”).  In view of this, the Company will provide you with a special retirement benefit (the “SRB”) equivalent to the benefits you would have received if, on the Termination Date, you were eligible for SERP and Restoration Plan benefits and you were retiring from the Company at age 65.

Subject to paragraph 6 of this Agreement, you will be eligible to receive SRB payments until the end of your life.  If you wish, you can obtain a survivorship annuity for your spouse, Janice Miller, at a reduced SRB benefit.  You must decide whether to take the survivorship annuity and select the level of the survivorship annuity at least forty-five (45) days prior to the Termination Date. SRB payments will cease at the end of your life or, if you take the survivorship annuity and your spouse survives you, at the end of her life.

The SRB will be maintained as a bookkeeping account in the books and records of the Company and you will have no present ownership right or interest in the SRB, or in any assets of the Company with respect to the SRB.  The SRB is and will remain an unfunded and unsecured promise by the Company to make payments in the future.  The SRB may not be sold, assigned, pledged or otherwise hypothecated, transferred, or otherwise alienated by you or your spouse.  Unless expressly permitted by this Agreement, any attempt to transfer, hypothecate, alienate, garnish, execute or levy upon the SRB will be null and void.  With respect to the SRB, you and your beneficiaries will at all times be general unsecured creditors of the Company.

The Company’s actuaries have estimated the SRB with and without the survivorship annuity.  These estimates are set forth in Exhibit B to this Agreement and are based on the actuarial and other assumptions described in that exhibit.  The estimates are subject to final adjustment following the Termination Date based on the terms of the SERP and Restoration Plan that the SRB is intended to emulate.

Subject to paragraph 6 of this Agreement, the SRB will be paid at the times and in the form the SERP and Restoration Plan benefits would have been paid to you if you were eligible to receive SERP and Restoration Plan benefits on the Termination Date.  SRB payments will be subject to required income tax withholding (including, without limitation, any income tax withholding which may be required by Section 409A of the Internal Revenue Code) and other payroll deductions required by law or elected by you.

6.                                      Section 409A

Notwithstanding anything to the contrary in this Agreement, any SRB payments due to you from the Company pursuant to paragraph 5 within the six (6) month period following the Termination Date will accrue during such 6-month period and will become payable in a lump sum payment on the business day immediately following the expiration of such 6-month period, provided, however, that such benefits will be paid earlier, at the times and on the terms set forth in the applicable provisions of paragraph 5, if you advise the Company in writing that, after consulting with your legal and tax advisers, you have determined that such earlier payment of SRB benefits will not result in the imposition of the tax described in

Section 409A of the Internal Revenue Code of 1986, as amended, (“Section 409A) and the temporary or final regulations or other guidance promulgated thereunder.

You understand and acknowledge that regulations or other guidance implementing or interpreting Section 409A may have not been issued or finalized as of the Effective Date of this Agreement and it may be necessary or appropriate to amend this Agreement to avoid the imposition of the tax described in Section 409A.  If such regulations or guidance are issued or finalized and it is necessary or appropriate to amend this Agreement, this Agreement will be amended to the extent necessary to avoid or minimize the imposition of the tax described in Section 409A.

The parties agree to cooperate with each other and to take the steps that are necessary or appropriate to effect such an amendment of the Agreement.  You acknowledge and agree that, if the tax described in Section 409A is, for any reason whatsoever, imposed with respect to the SRB payments, you will be solely responsible for payment of all such tax, including without limitation the 20% tax on the SRB.

7.                                      Securities Trading

During the period from the Effective Date through the Termination Date, you will be subject to the Company’s policy that precludes a non-executive officer from directly or indirectly selling UNOVA securities if such transactions reduce the executive’s holdings of UNOVA securities below the threshold established from time to time by the Company.

If you wish to conduct any trade of any kind in any UNOVA securities or any derivatives thereof prior to the Termination Date or within sixty (60) days after the Termination Date, you will give the Company advance notice of such transactions and cooperate with the Company to ensure that such transactions occur at a time and in a manner that will not be detrimental to the Company; provided, however, that this notice and cooperation requirement will not apply to any acquisitions of UNOVA securities you make pursuant to the Company’s employee stock purchase program.

8.                                      Reporting

You acknowledge and agree that information concerning the actual or anticipated compensation, other payments and benefits due to you under this Agreement must be properly reported by you and by the Company in accordance with all applicable laws and regulations.  You agree to cooperate with the Company in reporting such information to the appropriate governmental authorities.

9.                                      Cooperation

Following the Termination Date, you will cooperate with and assist the Company in its prosecution, conduct or defense of litigation, claims, investigations or governmental audits in which you have relevant information or may be a witness.  The Company will reimburse you for the reasonable expenses you incur due to such cooperation and assistance.

10.                               Noncompetition

Beginning on the Effective Date, you will not (except with the prior written consent of the Company) (a) engage in, be employed by, perform services for, participate in the ownership, management, control or operation of, or otherwise be connected with, either directly or indirectly, any of the entities identified below or (b) engage in any other activity that interferes with the economic or business interests or contractual relationship of the Company or any subsidiary or affiliate of the Company with any of the entities identified below.  You agree that the foregoing non-compete provisions will remain in effect: (i) for your lifetime with respect to Tier I Companies, (ii) for one (1) year after the Termination Date with respect to Tier II Companies and (iii) for five (5) years after the Termination Date with respect to Tier III Companies (collectively, the “Non-Compete Provisions”).

You agree that the Non-Compete Provisions are reasonable in view of the expertise and the knowledge you gained while employed by the Company, its subsidiaries and affiliates (a) with respect to proprietary and confidential financial data, business strategies and business plans of the Company, its subsidiaries and affiliates and (b) with respect to privileged and confidential information concerning the claims, causes of action, defenses, legal strategies and legal plans of the Company, its subsidiaries and affiliates.  You also agree that substantial harm would result to the Company, its subsidiaries and affiliates if your expertise and knowledge are made available to or used by a Tier I Company, Tier II Company or Tier III Company during the applicable term of the Non-Compete Provisions.

11.                               Nondisparagement

Beginning on the Effective Date and continuing through the Term of this Agreement, (i) the Company, its directors, officers and employees will not make any disparaging or derogatory remarks (whether oral or written) about you and (ii) you will not make any disparaging or derogatory remarks (whether oral or written) about the Company, its subsidiaries or affiliates or their officers, directors, employees or agents, make any other remark or statement (whether oral or written) or engage any conduct that is detrimental to the businesses or reputations of those persons or entities.

This paragraph 11 is not intended to and does not prevent you from making statements when required by law or order of a court or government agency of competent jurisdiction; provided that, if you receive legal process requiring such statements, you will promptly notify the Company and cooperate with the Company in seeking a protective order or taking other appropriate action with respect to such legal process.

12.                               Nonsolicitation

You agree that, for the two (2) year period following the Termination Date, you will not (a) directly or indirectly solicit or entice any employee of the Company, its subsidiaries or affiliates to terminate or reduce his or her employment relationship with the Company, its subsidiaries or affiliates, or (b) hire as an employee, independent contractor or otherwise, on your own behalf or on behalf of another person or entity, any employee of the Company, its subsidiaries or affiliates.

13.                               General Release of Existing Claims

You (on your own behalf and on behalf of your successors, heirs, beneficiaries and permitted assigns) fully, finally and forever expressly waive, release and discharge the Company, its subsidiaries and affiliates and their officers, directors, employees and agents of and from any and all claims, causes of action, claims for damages and claims for relief of any kind or nature, whether known or unknown, asserted or unasserted, that you may have on or prior to the Effective Date which are connected in any way whatsoever with your employment with the Company, its subsidiaries or affiliates (“Existing Claims”).

You understand and agree that the foregoing release includes, but is not limited to, any and all Existing Claims with respect to wages, bonuses, equity compensation, or any other form of incentive compensation, or employment benefits arising out of any oral or written contract or agreement (whether express or implied by operation of law or otherwise), any covenant of good faith and fair dealing (whether express or implied by operation of law or otherwise), any theory of wrongful discharge, any common law or statutory legal restriction on the Company’s or its subsidiaries’ or affiliates’ right to change or terminate employment, any federal, state or other governmental statute or ordinance or other legal limitation on the employment relationship, including without limitation, Title VII of the Civil Rights Act of 1964, the federal Age Discrimination in Employment Act, the federal American with Disabilities Act, the federal Family and Medical Leave Act, the federal Employee Retirement Income Security Act of 1974, the Washington State Law Against Discrimination, equivalent laws or regulations of any state within the United States and equivalent laws or regulations of any national or regional government or agency outside of the United States.

You also understand and agree that the foregoing release shall operate as a complete and total bar and defense to any Existing Claim that has or in the future may, directly or indirectly, be brought by you or your successors, heirs, or beneficiaries against the Company, its subsidiaries or its affiliates.

You represent and warrant that you have not directly or indirectly filed any complaints, charges or lawsuits against the Company, its subsidiaries or affiliates with any governmental agency or any court within or outside of the United States, and you agree that you will not initiate or encourage any such actions.  You also represent and warrant that you have not assigned any Existing Claim to any third party, and that no third party has any ownership interest or any lien of any kind or nature with respect to any Existing Claim.

14.                               General Release of Additional Claims

Following the Termination Date, you will have twenty-one (21) calendar days to review (with your legal counsel if you wish), sign and return to me the General Release of Additional Claims attached as Exhibit C to this Agreement.  If you sign that General Release and return it to me within such 21-day period, you will have an additional seven (7) calendar days from the date you executed that General Release to revoke it.  If you do not revoke that General Release within such 7-day period, it will become binding and enforceable on the day after that revocation period expires.

15.                               Company Disclosures Relating To This Agreement

As you know, the Company is a publicly-traded company and may be required by law to publicly disclose the signing of this Agreement and some or all of its terms.  You agree that the Company may make such disclosures to the extent that the Company, in its sole discretion, deems necessary or appropriate to comply with the laws and regulations within or outside of the United States that apply to publicly-traded companies.

16.                               Other Disclosures Relating To This Agreement

During the Term of this Agreement, you will not make any statements, whether oral or written, to any person or entity concerning this Agreement without the Company’s prior written consent.

This paragraph 16 is not intended to and does not prevent you from making truthful statements when required by law or order of a court or government agency of competent jurisdiction; provided that, if you receive legal process requiring such statements, you will promptly notify the Company and cooperate with the Company in seeking a protective order or taking other appropriate action with respect to such legal process.

17.                               Confidentiality and Non-Use

You acknowledge and agree that information not generally known to the public that relates to the business, technology, customers, prospects, employees, finances, legal activities, plans, proposals, policies or practices of the Company, its subsidiaries or affiliates or of any third Parties doing business with the Company is confidential information (“Confidential Information”) and the sole property of the Company, its subsidiaries and affiliates.  You further acknowledge and agree that Confidential Information includes, but is not limited to, the trade secrets, strategic plans, business plans, legal strategies, legal plans, software programs, financial data, customer lists, identities of customers and prospects, marketing plans, nonpublic financial information, any other information about the Company, its subsidiaries or affiliates which they designate as “confidential” and all other information about the Company, its subsidiaries and affiliates that is not generally known to the public.  Confidential Information does not include (a) information that is or becomes generally known to the public through no fault of your own or (b) information received by you from a third party without a duty of confidentiality.

During the period beginning on the Effective Date and continuing through the Termination Date, you will not copy or in any way use any Confidential Information for any purpose other than the discharge of your duties as an employee of the Company and you will not disclose any Confidential Information to any Person other than the officers, directors, employees and agents of the Company, its subsidiaries or affiliates without the Company’s prior consent except as required by law; provided that, if you receive legal process with regard to disclosure of any Confidential Information, you will promptly notify the Company and cooperate with the Company in seeking a protective order or taking other appropriate action with respect to such legal process.

Following the Termination Date and continuing for the remaining Term of this Agreement, you will not disclose to any third party, or copy or in any way use any Confidential Information without the Company’s prior written consent, except as required by law; provided that, if you receive legal process with regard to disclosure of any Confidential Information, you will promptly notify the Company and cooperate with the Company in seeking a protective order or taking other appropriate action with respect to such legal process.

You agree that, when your employment with the Company terminates, regardless of the reasons therefor, you will deliver to the Company, and not keep or deliver to anyone else, any and all notes, files, memoranda, papers, electronic files and, in general, any and all physical material containing Confidential Information, including without limitation, any and all physical materials relating to the conduct of business of the Company or any subsidiary or affiliate of the Company which are in your possession, except for (a) any documents for which the Company or any subsidiary or affiliate of the Company has given written consent to removal at the time of the termination of your employment with the Company; and (b) your personal rolodex, phone book and similar items.  You further agree that following the termination of your employment with the Company, you will not use any computer access code or password belonging to the Company and that you will not access any computer or database in the possession, custody or control of the Company.

18.                               Early Termination of Employment and/or SRB Payments

(a) Notwithstanding any other provision of this Agreement, the Company has the right (but not the obligation) to immediately terminate your employment with the Company and withhold any SRB payments due to you in the future under any of the following circumstances:

(i) The Company determines, in its sole discretion, that you have directly or indirectly materially breached paragraphs 7, 8, 9, 10, 11, 12, 16 or 17 of this Agreement or that you are going to materially breach one or more of those paragraphs.

(ii) The Company determines, in its sole discretion, that the representations made by you in paragraph 13 of this Agreement were false as of the Effective Date.

(iii) The Company determines, in its sole discretion, that, during your employment with the Company, its subsidiaries or affiliates (whether such employment occurred before or after the Effective Date), you have directly or indirectly engaged in or that you are directly or indirectly engaging in conduct that constitutes a breach of fiduciary duty, actual or constructive fraud, gross negligence or willful misconduct which has or could cause economic harm to or damage the reputation of the Company, its subsidiaries or affiliates.

(iv) You are convicted (including without limitation a plea of guilty or nolo contendere) of a felony involving actual or constructive fraud, theft, or moral turpitude while you were employed by the Company, its subsidiaries or affiliates (whether such misconduct occurred before or after the Effective Date).

(b)         Notwithstanding any other provision of this Agreement, the Company has the right (but not the obligation) to withhold any SRB payments due to you in the future if you choose not to sign and return to the Company the General Release of Additional Claims described in paragraph 14 of this Agreement and paragraph 2 of Exhibit C within the 21-day period specified in those paragraphs or if you exercise your right to revoke that General Release within the 7-day revocation period specified in paragraph 14 of this Agreement and paragraph 2 of Exhibit C.

(c)          If the Company chooses to exercise its rights under paragraphs 18(a) or 18(b) of this Agreement, the other provisions of this Agreement will remain in full force and effect during your lifetime.

(d)         The rights and remedies set forth in paragraphs 18(a), 18(b) and 18(c) are in addition to, and not in lieu of, any other right or remedy afforded the Company under any other provision of this Agreement or at law, in equity or otherwise.

(e)          If the Company fails to make SRB payments as and when required by this Agreement and fails to cure such defaults within 30 days after receiving a notice of default from you, you will be released from the Non-Compete Provisions.  This remedy is in addition to, and not in lieu of, any other right or remedy afforded to you under any other provision of this Agreement or at law, in equity or otherwise.

19.                               Enforcement of This Agreement

You agree that if you materially breach paragraphs 7, 8, 9, 10, 11, 12, 16 or 17 of this Agreement, the Company, its subsidiaries and its affiliates will sustain immediate and irreparable injury.  In the event of such a breach, the Company may file any claim for breach of or to enforce this Agreement in any court of law or tribunal of competent jurisdiction whether within or outside of the United States.

Upon receiving actual notice of the Company’s action by the method for notice set forth in paragraph 20 of this Agreement, you will waive and you will direct your attorneys to waive any and all challenges to jurisdiction, venue, service of process and, if the court or tribunal finds likelihood of success on the merits, you will agree and you will direct your attorneys to agree to the entry of a temporary restraining order, a preliminary injunction and a permanent injunction requiring full performance of this Agreement.

In addition, if the court or tribunal finds likelihood of success on the merits, the Company shall have the right, but not the obligation, to terminate this Agreement and shall be entitled to actual damages according to proof and reimbursement of the full reasonable attorneys’ fees and costs it incurred in bringing such action.

20.                               Notices

Any and all notices, demands, or other communications required or desired to be given hereunder by any Party shall be in writing and shall be validly given or made to another Party if personally served or if deposited in the United States mail, certified or registered, postage prepaid, return receipt requested or deposited with an established overnight delivery service for delivery the next business day.  If such notice or demand is served personally, notice shall be deemed constructively made at the time of such personal service.  If such notice, demand or other communication is given by mail, such notice shall be conclusively deemed given five days after deposit thereof in the United States mail, certified or registered mail, postage prepaid, return receipt requested, addressed to the Party to whom such notice, demand or other communication is to be given as follows:

If to Company:

Larry D. Brady

Chief Executive Officer

UNOVA, Inc.

6001 36th Avenue West

Everett, WA 98203

With a copy to:

Janis L. Harwell

Senior Vice President and General Counsel

UNOVA, Inc.

6001 36th Avenue West,

Everett, WA 98203-1264

If to Thomas O. Miller:

With a copy to:

Any Party hereto may change its address for purposes of this paragraph 20 by written notice given in the manner provided above.

21.                               Miscellaneous

(a)   Entire Agreement.  The Parties agree that this Agreement contains the entire agreement and understanding of the Parties with respect to the subject matter hereof and that there are no promises or terms of the agreement between the Parties other than those expressly written in this Agreement.

(b)  Binding Effect.  This Agreement shall be binding Parties and their respective successors, heirs, beneficiaries, permitted assigns, subsidiaries and affiliates.

(c) Assignment.  No party may assign or otherwise transfer (by operation of law or otherwise) this Agreement without the prior written consent of the other party.

(d) Third Party Beneficiaries.  This Agreement is only for the benefit of, and is only enforceable, by (i) you and your spouse, Janice Miller, and (ii) the Company, its subsidiaries and affiliates and their officers, directors, employees, agents, successors and assigns.  The Agreement is not intended to and shall not be construed to confer any right or benefit on any third party other than those identified in the preceding sentence of this paragraph 21(c).

(e) Severability.  If any provision or term of this Agreement is determined by a court of law or government tribunal to be unenforceable, then such unenforceable provision or term will be modified so as to make it enforceable, or if that is not possible, then it will be deleted from this Agreement, and the remaining part of the Agreement shall remain in full, force and effect, provided that the Company shall have the right (but not the obligation) to immediately terminate your employment with the Company, recapture any SRB payments made to you prior to such termination and withhold any SRB payments due to you in the future in the event that one or more of paragraphs 7, 9, 10, 11, 12, 13, 14, 16, 17, 18, 21(c) or 21(d) are declared by a court or government tribunal of competent jurisdiction to be unenforceable.

(f) Amendments, Waivers and Modification.  No amendment, waiver or modification of this Agreement will be enforceable unless it is in writing, signed by authorized representatives of each of the Parties.

(g) Controlling Law.  This Agreement will be interpreted, construed and enforced in all respects in accordance with the laws of the State of Washington, without reference to its choice of law or conflict of laws principles.

(h) No Admission.  Nothing in this Agreement shall be construed as an admission by the Company or any of its subsidiaries or affiliates with respect to any Existing Claim or any other claim, cause of action, claim for damages or other relief or otherwise that you may have as of or prior to the Effective Date.

(i) Name Change.  As you know, the Company is planning to change its name from UNOVA, Inc. to Intermec, Inc.  You agree that, if that change is made on or prior to the Termination Date, the General Release of Additional Claims attached hereto as Exhibit C can be revised to reflect the fact that the Company’s name has been changed to Intermec, Inc.

(i) Headings.  The headings to the various sections of this Agreement have been inserted for the convenience of the Parties only.  They shall not be used to interpret or construe the meaning of the terms and provisions hereof.

(j) Counterparts.  This Agreement may be signed in counterparts and, subject to paragraph 22, when each party has signed a counterpart, the Agreement shall be final and binding upon the Parties.

22.  Review and Revocation Periods

You have until October 24, 2005 to review (with your legal counsel if you wish), sign and return this Agreement to me.  If you sign the Agreement and return it to me within that period, you will have an additional seven (7) calendar days from the date you executed the Agreement to revoke it.  If you do not revoke the Agreement within such 7-day period, it will become binding and enforceable on the day after that revocation period expires.

23.  Additional Definitions

For purposes of this Agreement, the following definitions apply:

(a)          “AIDC Industry” means companies that sell, offer to sell, lease or offer to lease in any geographic market (i) products that print, capture or collect data via automatic means (including but not limited to barcode, printing, scanning or imaging, radio frequency identification (“RFID”), smart cards, optical character recognition (“OCR”) or magnetic strips) and subsequently store such data on a microprocessor-controlled device (including but not limited to a computer) or (ii) RFID chips, RFID inserts or inlays, RFID tags, RFID printers or RFID readers or terminals.

(b)         “Control” means beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Securities Exchange Act of 1934), directly or indirectly of fifty percent (50%) or more of the direct or indirect combined voting power of a

Person’s then outstanding voting equity generally entitled to vote in the election of directors (or other participants of the managing authority), or (ii) acquiring actual control of the operations of a Person, whether by means of contract or otherwise; (ii) acquiring control through a merger or consolidation involving Person if the equity holders of that Person immediately before such merger or consolidation, as a result of and after such merger or consolidation, own, directly or indirectly, less than fifty percent (50%) of the combined voting power of the then outstanding voting securities generally entitled to vote in the election of directors (or other participants in the managing authority) of the entity surviving or resulting from such merger or consolidation; or (iii) acquiring control of a Person through the purchase or other acquisition of all or substantially all of the assets of that Person.

(c)          “Effective Date” means September 10, 2005, the effective date of this Agreement.

(d)         “Person” means an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity or organization, including a government or political subdivision or any agency or instrumentality thereof, whether for profit or not-for-profit.

(d)         “Term” means the period beginning on the Effective Date through the date on which the last SRB payment you pursuant to paragraph 5 of this Agreement.

(c)          “Tier I Companies” means Symbol Technologies, Inc.,  Zebra Technologies Corp., Handheld Products, Inc., Impinj, Inc., Applied Wireless Identifications, Inc., Alien Technology Corporation, Motorola, Inc. and their subsidiaries, affiliates and successors thereof (including any Person that obtains Control of any such Tier I Company).

(d)         “Tier II Companies” means value-added resellers that have been designated as Honours Partners by Intermec Technologies Corporation (“Intermec”).

(e)          “Tier III Companies” means (i) any Person that competes in the AIDC Industry (other than the Tier I Companies and Tier II Companies) and (ii) any Person that sets standards for hardware, software or protocols made, used, sold, offered for sale, leased or offered for lease in the AIDC Industry.

Tom, we continue to value your association with the Company.  If you agree with the terms and conditions set forth above, please fill in the notice information required in paragraph 20, sign the Agreement in the space provided below and return the signed original to me for our files.  Please maintain a copy for your own records.

Sincerely,

/s/ Larry D. Brady
Larry D. Brady
Chairman and
Chief Executive Officer

I accept the terms and conditions described in this Agreement, which I have read and understand.

/s/ Thomas O. Miller	October 21, 2005
Thomas O. Miller	Date